Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net income (loss)	$40,419	$30,148	$36,612	$31,579	$66,226	$38,566	$(1,337)
Less: Capitalized interest	(1,882)	—	(353)	—	—	(17)	(966)
Add: Fixed charges	3,097	839	1,544	1,111	576	909	3,870
Income tax expense	23,635	20,926	24,562	17,763	37,252	20,858	—

EARNINGS AVAILABLE	$65,269	$51,913	$62,365	$50,453	$104,054	$60,316	$1,567

FIXED CHARGES:
Interest expense	$910	$536	$784	$762	$381	$748	$2,805
Capitalized interest	1,882	—	353	—	—	17	966
Rental expense representative of interest factor	305	303	407	349	195	144	99

TOTAL FIXED CHARGES	$3,097	$839	$1,544	$1,111	$576	$909	$3,870

Preferred dividends on a pre-tax basis	—	—	—	—	—	—	7,911

TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS	$3,097	$839	$1,544	$1,111	$576	$909	$11,781

RATIO OF EARNINGS TO FIXED CHARGES	21.1	61.9	40.4	45.4	180.6	66.4	(1)

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	21.1	61.9	40.4	45.4	180.6	66.4	(2)

(1)	Earnings were inadequate to cover fixed charges by $2.3 million for the year ended December 31, 1999.

(2)	Earnings were inadequate to cover fixed charges and preferred dividends by $10.2 million for the year ended December 31, 1999.